                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  ANNUAL REPORT
                   PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2001

                          COMMISSION FILE NUMBER 1-9828
                                                 ------

                            GAINSCO, INC. 401(k) PLAN
                            (FULL TITLE OF THE PLAN)

                                   ----------

                                  GAINSCO, INC.
                                (NAME OF ISSUER)

                               500 COMMERCE STREET
                             FORT WORTH, TEXAS 76102
                          (PRINCIPAL EXECUTIVE OFFICE)


Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                                Glenn W. Anderson
                                    President
                                  GAINSCO, INC.
                               500 Commerce Street
                             Fort Worth, Texas 76102
                                 (817) 336-2500

                                    Copy to:

                                  Byron F. Egan
                              Jackson Walker L.L.P.
                           901 Main Street, Suite 6000
                               Dallas, Texas 75202
                                 (214) 953-5727

                              REQUIRED INFORMATION

         The GAINSCO, INC. 401(k) PLAN is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                            GAINSCO, INC. 401(k) PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                            GAINSCO, INC. 401(k) PLAN



                                TABLE OF CONTENTS



                                                                                                                    PAGE

Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Benefits - December 31, 2001 and 2000                                          2

Statements of Changes in Net Assets Available for Benefits - Years ended
     December 31, 2001 and 2000                                                                                       3

Notes to Financial Statements                                                                                         4

SUPPLEMENTAL SCHEDULES

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2001                               9

2    Schedule G, Part III - Nonexempt Transactions - Year ended December 31, 2001                                    10

                          INDEPENDENT AUDITORS' REPORT



Plan Administrator
GAINSCO, INC. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the GAINSCO, INC. 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             KPMG LLP


June 21, 2002

                            GAINSCO, INC. 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000


                         ASSETS                                 2001             2000
                                                            ------------     ------------
Investments, at fair value                                  $  5,442,810        5,588,371
                                                            ------------     ------------
Receivables:
    Participant contributions                                     18,914           34,253
    Employer contributions                                        52,098           65,244
    Accrued interest                                               2,441            2,401
                                                            ------------     ------------
                Total receivables                                 73,453          101,898
                                                            ------------     ------------
                Net assets available for benefits           $  5,516,263        5,690,269
                                                            ============     ============

See accompanying notes to financial statements.

                            GAINSCO, INC. 401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000


                                                                           2001              2000
                                                                       ------------      ------------
Additions to net assets attributed to:
    Investment income (loss):
       Net appreciation (depreciation) in fair value
          of investments                                               $   (844,086)         (898,114)
       Interest and dividends                                               159,265           349,957
                                                                       ------------      ------------
                                                                           (684,821)         (548,157)
                                                                       ------------      ------------
    Contributions:
       Participant                                                          686,990           653,231
       Employer                                                             249,605           259,179
                                                                       ------------      ------------
                                                                            936,595           912,410
                                                                       ------------      ------------
    Transfer of assets from Tri-State, Ltd.
       401(k) Plan                                                               --           211,436
    Transfer of assets from Lalande Financial
       Group, Inc. 401(k) Profit Sharing Plan and Trust                          --         1,811,361
                                                                       ------------      ------------
                Total additions                                             251,774         2,387,050
Deductions from net assets attributed to - benefits paid to
    participants                                                            425,780           373,407
                                                                       ------------      ------------
                Net increase (decrease)                                    (174,006)        2,013,643
Net assets available for benefits:
    Beginning of year                                                     5,690,269         3,676,626
                                                                       ------------      ------------
    End of year                                                        $  5,516,263         5,690,269
                                                                       ============      ============

See accompanying notes to financial statements.

                            GAINSCO, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)    DESCRIPTION OF PLAN AND ACCOUNTING POLICIES

       The following description of GAINSCO, INC. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan covering all employees of GAINSCO Service Corp., General Agents Insurance Company of America, Inc., MGA Insurance Company, Inc., Lalande Financial Group, Inc., National Specialty Lines, Inc., DLT Insurance Adjusters, Inc. and Tri-State, Ltd. (collectively, the Company) who have at least one hour of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

              Effective January 1, 2000, the Lalande Financial Group, Inc. 401(k) Profit Sharing Plan and Trust was merged into the Plan. Total assets of $1,811,361 were transferred to the Plan.

              Effective October 1, 2000, the Tri-State, Ltd. 401(k) Plan was merged into the Plan. Total assets of $211,436 were transferred to the Plan.

              Effective January 1, 2000, the name of the Plan was changed from "The Profit Sharing Plan and Trust of GAINSCO, INC." to the "GAINSCO, INC. 401(k) Plan."

       (b)    CONTRIBUTIONS

              Participants may elect to make a contribution in an amount not to exceed 15% of their annual compensation, as defined in the Plan document.

              A discretionary employer matching contribution policy was added to the Plan effective in 2000. This employer matching contribution is allocated in an amount not to exceed 100% of each participant's first 6% of compensation. The employer matching contribution for the 2001 and 2000 Plan year was 50% of each participant's first 6% of compensation.

              The Plan also has a profit sharing feature, which is discretionary. Employees are eligible to receive allocations of profit sharing contributions, if any, after completion of one year of service. The amount of the profit sharing contribution is decided upon by the Company and subject to certain maximum limits set by the Board of Directors and limitations imposed by the Internal Revenue Service. The amount of the profit sharing contribution allocated to each participant is based upon a pro rata share of the participant's eligible compensation. There was no profit sharing contribution made in 2001 and 2000.

       (c)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan investment earnings. The earnings and losses from investments are allocated to the participants' accounts based on their individual account balances.


                                                                     (Continued)

                            GAINSCO, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


              Forfeitures of nonvested Plan participants who received a Company contribution are used to reduce future employer contributions. Forfeitures for 2001 and 2000 were $28,257 and $19,883, respectively.

       (d)    INVESTMENT VALUATION AND INCOME RECOGNITION

              The Plan's investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participants' loans are valued at unpaid principal balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

       (e)    VESTING

              Participants have a 100% vested interest in their voluntary contributions with graduated vesting in the Company's discretionary contributions plus investment earnings thereon, determined by years of credited service. A participant is 100% vested after six years of credited service.

       (f)    PARTICIPANT NOTES RECEIVABLE

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are treated as directed account investments of the borrowing participant and are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates range from 7.0% to 11.5% and 7.9% to 11.6% at December 31, 2001 and 2000, respectively.

       (g)    PAYMENT OF BENEFITS

              Benefits are paid to participants upon retirement, permanent disability, termination or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump sum cash distribution, or through transfer to another retirement plan in an amount equal to the value of the participant's vested account balance. Benefit payments are recorded when paid.

       (h)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all Plan participants would become fully vested and the net Plan assets would be distributed to Plan participants based on each participant's account balance.

       (i)    BASIS OF ACCOUNTING

              The financial statements of the Plan are prepared under the accrual method of accounting.



                                                                     (Continued)

                            GAINSCO, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (j)    EXPENSES

              All administrative fees and expenses relative to the Plan are paid by the Company and are not charged to the Plan.

       (k)    ADMINISTRATION

              Merrill Lynch Trust Company was the Trustee of the Plan during the 2001 and 2000 Plan years and held all of the Plan's assets and investments and was responsible for executing and recording transactions for the various funds.

       (l)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(2)    INVESTMENTS

       The Trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, the Plan Administrator believes safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

       The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000:

                                                                             2001                          2000
                                                                   -------------------------     -------------------------
                                                                     UNITS/          FAIR          UNITS/          FAIR
                                                                     SHARES         VALUE          SHARES         VALUE
                                                                   ----------     ----------     ----------     ----------

       GAINSCO, INC. Common Stock Fund*                               166,842        266,948        150,604        395,334
       Merrill Lynch Retirement Reserves Money Fund*                  929,011        929,011        726,465        726,465
       Alliance Premier Growth Fund CL A                               18,024        366,255         16,364        437,073
       MFS Capital Opportunities Fund CL A                             25,980        348,913         22,002        393,619
       Merrill Lynch Basic Value Fund CL D*                            15,937        465,205         13,244        433,330
       AIM Small Cap Growth Fund CL A                                  18,580        476,962         17,890        533,302
       Merrill Lynch S&P 500 Index Fund CL A*                          70,016        985,828         75,665      1,224,262
       Merrill Lynch Aggregate Bond Index Fund CL A*                   41,639        437,210         38,197        393,816
       Participants' Loan Fund*                                            --        280,630             --        290,857

       *Party in interest

(3)    TAX STATUS

       The Plan obtained its latest determination letter on February 16, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan has not applied for a new determination letter. The Plan Administrator believes that



                                                                     (Continued)

                            GAINSCO, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(4)    CONCENTRATION OF CREDIT RISK

       Assets invested in the funds are not deposits, are not guaranteed by the Trustee, are not federally insured by the FDIC, and are subject to certain risks, including loss of principal.

(5)    NONEXEMPT TRANSACTIONS

       During 2001, the Plan had a non-exempt transaction totaling $3,589 due to the untimely remittance of participant contributions. The Company made a $212 payment to the Plan, which represents interest and investment earnings on the untimely remittance.

(6)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                 DECEMBER 31,
                                                                        ------------------------------
                                                                            2001              2000
                                                                        ------------      ------------

       Net assets available for benefits per the financial
           statements                                                   $  5,516,263         5,690,269
       Amounts allocated to withdrawing participants                      (1,135,323)         (487,517)
                                                                        ------------      ------------

                     Net assets available for benefits per the
                       Form 5500                                        $  4,380,940         5,202,752
                                                                        ============      ============

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2001 and 2000:

                                                                            2001              2000
                                                                        ------------      ------------

       Benefits paid to participants per the financial
          statements                                                    $    425,780           373,407
       Add: Amounts allocated to withdrawing participants
          at end of year                                                   1,135,323           487,517
       Less:  Amounts allocated to withdrawing participants
          at beginning of year                                              (487,517)         (495,386)
                                                                        ------------      ------------

                    Benefits paid to participants per the Form
                      5500                                              $  1,073,586           365,538
                                                                        ============      ============

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for participants who separated from service during 2001 or a prior plan year who have not yet begun to receive their benefits.



                                                                     (Continued)

                            GAINSCO, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(7)    SUBSEQUENT EVENT

       In February 2002, the Company had a reduction in staff due to its exit from the commercial insurance line of business. The employees affected became 100% vested in the employers matching contributions upon termination.

       Effective April 11, 2002, total assets of $212,364 were transferred out of the Plan relating to the Company's sale of Tri-State, Ltd. during August 2001. The employees of Tri-State, Ltd., became 100% vested in the employer matching contributions upon transfer of assets out of the Plan.



                                                                     (Continued)

                                                                      SCHEDULE 1

                            GAINSCO, INC. 401(k) Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                                                 NUMBER
       IDENTITY OF ISSUER,                                                                     OF UNITS/       CURRENT
     BORROWER OR SIMILAR PARTY            INVESTMENT DESCRIPTION                                 SHARES         VALUE
     -------------------------            ----------------------                               ---------       -------

Cash and cash equivalents
    Merrill Lynch Trust Company*        Merrill Lynch Retirement Reserves
                                          Money Fund*                                            929,011     $    929,011
                                        CMA Money Fund                                            62,261           62,261
                                                                                                             ------------
                                                                                                                  991,272
                                                                                                             ------------
COMMON STOCKS
    GAINSCO, INC.*                      GAINSCO, INC. Common Stock Fund*                         166,842          266,948
                                                                                                             ------------
MUTUAL FUNDS
    Merrill Lynch Trust Company*        Munder Netnet Fund CL A                                      700           12,593
                                        Van Kampen Comstock Fund CL A                             15,766          247,215
                                        Merrill Lynch U.S. Govt. Mortgage Fund CL D*               4,938           48,990
                                        Alliance Premier Growth Fund CL A                         18,024          366,255
                                        MFS Capital Opportunities Fund CL A                       25,980          348,913
                                        The Oakmark Select Fund CL II                                642           17,449
                                        Blackrock Mid Cap Growth Equity Portfolio CL A               636            5,366
                                        ING Pilgrim Convertible Fund CL A                            333            5,283
                                        Van Kampen American Value Fund CL A                        1,924           36,237
                                        Merrill Lynch Basic Value Fund CL D*                      15,937          465,205
                                        Merrill Lynch Global Allocation Fund CL D*                 1,193           15,309
                                        PIMCO Innovation Fund CL A                                 2,070           46,813
                                        PIMCO Real Return Bond Fund CL A                           2,218           22,578
                                        Eaton Vance Information Age Fund CL A                      3,206           44,250
                                        Phoenix Strategic Equity Series Fund                       2,506           25,265
                                        AIM Small Cap Growth Fund CL A                            18,580          476,962
                                        Oppenheimer International Growth Fund CL A                 9,509          143,114
                                        Eaton Vance Worldwide Health Sciences Fund CL A            7,832           80,903
                                        Merrill Lynch Small Cap Value Fund CL D*                     778           18,758
                                        The Oakmark International Fund CL II                         303            4,398
                                        Oppenheimer Quest Balance Value Fund CL A                    360            5,758
                                        Alliance Bernstein Utility Inc.                            2,370           33,633
                                        Merrill Lynch S&P 500 Index Fund CL A*                    70,016          985,828
                                        Merrill Lynch Aggregate Bond Index Fund CL A*             41,639          437,210
                                        Merrill Lynch International Index Fund CL A*               1,122            9,675
                                                                                                             ------------
                                                                                                                3,903,960
                                                                                                             ------------
LOANS
    Participants' Loans*                Loan Fund (interest rates range from
                                          7.0% to 11.5%)                                                          280,630
                                                                                                             ------------
                                                                                                             $  5,442,810
                                                                                                             ============

    *Party-in-interest

    See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                            GAINSCO, INC. 401(k) Plan

                  Schedule G, Part III - Nonexempt Transactions

                          Year ended December 31, 2001

                                                                         (c)
      (a)                          (b)                       DESCRIPTION OF TRANSACTIONS,
  IDENTITY OF              RELATIONSHIP TO PLAN,           INCLUDING MATURITY DATE, RATE OF
     PARTY                  EMPLOYER, OR OTHER              INTEREST, COLLATERAL, PAR, OR
   INVOLVED                 PARTY IN-INTEREST                       MATURITY VALUE
  -----------              ---------------------           --------------------------------

Tri-State, Ltd.            Employer/Plan Sponsor        Contributions of $3,589 for the payroll
                                                        check date of December 31, 2000
                                                        were deposited on April 23, 2001
                                                        and earnings and interest of $212
                                                        were deposited on April 27, 2001.

Columns (d) through (j) are not applicable.

See accompanying independent auditors' report.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the GAINSCO, INC. 401(k) PLAN have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


GAINSCO, INC. 401(k) PLAN


By:      /s/ Glenn W. Anderson
         --------------------------------------
         Glenn W. Anderson, Chairman of
         401(k) Plan Investment Committee

Date:    June 28, 2002

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

   *10                   GAINSCO, INC. 401(k) Plan and related Adoption
                         Agreement [Exhibit 99.1 to Registration Statement on
                         Form S-8, effective April 12, 2000]

    23                   Independent Auditors' Consent

(*) Exhibit has previously been filed with the Commission as an exhibit in the filing designated in brackets and is incorporated herein by this reference. Registrant's file number for reports filed under the Securities Exchange Act of 1934 is 1-9828.